SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 333-3954
                           NOTIFICATION OF LATE FILING

(Check One):      [X] Form 10-K    [_] Form 11-K   [_] Form 20-F   [_] Form 10-Q
                  [_] Form N-SAR

                  For Period Ended:  December 31, 2000

         [_]      Transition Report on Form 10-K
         [_]      Transition Report on Form 20-F
         [_]      Transition Report on Form 11-K
         [_]      Transition Report on Form 10-Q
         [_]      Transition Report on Form N-SAR
                  For the Transition Period Ended:  _________________________
   Read attached instruction sheet before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Symposium Corporation
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Full Name of Registrant

Symposium Telecom Corporation
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Former Name if Applicable

410 Park Avenue, Suite 830
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Address of Principal Executive Office (Street and Number)

New York, New York, 10022
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]    [ ]   (a)      The reasons described in reasonable detail in Part III of
                      this form could not be eliminated without unreasonable
                      effort or expense;
[X]    [ ]   (b)      The subject annual report, semi-annual report,
                      transition report on Form 10-K, Form 20-F, Form 11-K or
                      Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
                      or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                      and

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[ ]    [ ]   (c)      The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


On January 28, 2000, as described in its Current Report on Form 8-K filed with the Securities Exchange Commission on February 14, 2000, the Registrant completed its acquisition of substantially all the assets and certain liabilities of Direct Sales International L.P. ("DSI"), an Atlanta based magazine subscription agency. The completion of the DSI acquisition and the related financing and the integration of DSI's business have required substantial management time and resources which have caused the Registrant to be unable, without unreasonable effort or expense, to complete its Form 10-KSB on or before the date on which it is required to be filed. The Registrant's Form 10-KSB will be filed within the period specified by paragraph (b)(2)(ii) of Rule 12b-25.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Tim Ledwick                    (212)              754-4974
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            (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X] Yes     [_] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects to report a net loss for the year ended December 31, 1999 of approximately $9.5 million, representing a net loss of $0.80 per share, compared to a net loss of approximately $320,000, representing a net loss of $0.18 per share, for 1998. Included in the net loss for 1999 are approximately $6.1 million of non cash charges reflecting the estimated fair value of common stock and warrants issued to various consultants for professional fees and services. Consulting expenses for 1998 were aproximately $146,000. The Registrant's net loss for 1999 is the result of the Company incurring costs relating to professional fees for advisory services (as described above), costs of building the Company's management team and costs relating to the identification, negotiation and termination of acquisitions not consummated. The Registrant commenced operations in December 1998.


                              SYMPOSIUM CORPORATION
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2000                    By: /s/ Tim Ledwick
      --------------                       -------------------------------------
                                           Name:  Tim Ledwick
                                           Title: Chief Financial Officer

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/98)

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